UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

EVERYWARE GLOBAL, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

300439106

(CUSIP Number)

Daniel Collin

Monomoy Capital Partners, L.P.

142 West 57th Street, 17th Floor

New York, New York 10019

(212) 699-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 8,096,581
	8	Shared voting power —
	9	Sole dispositive power 8,096,581
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 8,096,581
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.7%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 251,706
	8	Shared voting power —
	9	Sole dispositive power 251,706
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 251,706
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 1.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Executive Co-Investment Fund, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) WC
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 41,917
	8	Shared voting power —
	9	Sole dispositive power 41,917
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 41,917
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.2%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Capital Partners II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 4,595,816
	8	Shared voting power —
	9	Sole dispositive power 4,595,816
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 4,595,816
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 20.8%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) MCP Supplemental Fund II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 145,560
	8	Shared voting power —
	9	Sole dispositive power 145,560
	10	Shared dispositive power —
11	Aggregate amount beneficially owned by each reporting person 145,560
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 0.7%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 8,390,204
	9	Sole dispositive power —
	10	Shared dispositive power 8,390,204
11	Aggregate amount beneficially owned by each reporting person 8,390,204
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 38.1%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy General Partner II, L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 4,741,376
	9	Sole dispositive power —
	10	Shared dispositive power 4,741,376
11	Aggregate amount beneficially owned by each reporting person 4,741,376
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 21.5%
14	Type of reporting person (see instructions) PN

13D

CUSIP No. 300439106

1	Names of reporting persons / I.R.S. Identification Nos. of Above Persons (entities only) Monomoy Ultimate GP, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) Not applicable.
5	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power —
	8	Shared voting power 13,131,580
	9	Sole dispositive power —
	10	Shared dispositive power 13,131,580
11	Aggregate amount beneficially owned by each reporting person 13,131,580
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 59.6%
14	Type of reporting person (see instructions) OO

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on May 31, 2013, by the persons named therein, as amended and supplemented by the Amendment No. 2 to Schedule 13D filed with the Commission on September 17, 2013 (the “statement”), is hereby amended and supplemented by this Amendment No. 2 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On September 13, 2013, Monomoy Capital Partners, L.P., MCP Supplemental Fund, L.P., Monomoy Executive Co-Investment Fund, L.P., Monomoy Capital Partners II, L.P., and MCP Supplemental Fund II, L.P. (collectively, the “Monomoy Funds”) entered into the Underwriting Agreement previously filed herewith as Exhibit 1.1 and agreed to sell an aggregate of 1,699,773 shares (1,954,740 if the underwriter’s overallotment option is exercised in full) of Common Stock to Oppenheimer & Co. Inc. pursuant to the terms of the Underwriting Agreement. In connection with such offering, the Monomoy Funds granted the underwriters an option to purchase up to an additional 254,967 shares to cover over allotments for up to 30 days. On October 9, 2013, the underwriters purchased an additional 181,360 shares from the Monomoy Funds pursuant to the partial exercise of the underwriters’ overallotment option. All of the percentages calculated in this Schedule 13D/A are based upon an aggregate of 22,045,373 shares of Common Stock outstanding as of the date hereof, as provided by the Company.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

The information in Item 4 above is hereby incorporated by reference in this Item 6.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons dated as of May 30, 2013 (as previously filed with this Statement).

Exhibit 2	Business Combination Agreement and Plan of Merger, dated as of January 31, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on January 31, 2013).

Exhibit 3	Amendment No. 1 to Business Combination Agreement and Plan of Merger, dated as of May 8, 2013, by and among ROI Acquisition Corp., ROI Merger Sub Corp., ROI Merger Sub LLC and EveryWare Global, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 9, 2013).

Exhibit 4	Registration Rights Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, the Issuer and certain other stockholders of the Issuer (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 5	Lockup Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 6	Governance Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II, Clinton Magnolia Master Fund, Ltd. and the Company (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 7	Letter Agreement, dated as of May 21, 2013, among MCP, MCP Supplemental Fund, Co-Investment Fund, MCP II and MCP Supplemental Fund II and the Issuer (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on May 28, 2013)

Exhibit 8	Third Amended and Restated Certificate of Incorporation of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 9	Amended and Restated Bylaws of EveryWare Global, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed on May 28, 2013).

Exhibit 10	Powers of Attorney for the Reporting Persons, dated May 15, 2013 (previously filed in connection with the Reporting Persons’ Form 3 dated May 23, 2013).

Exhibit 11	Underwriting Agreement, dated September 13, 2013, by and among the Company, Oppenheimer & Co. Inc., as representative of the several underwriters, the Monomoy Funds and Daniel Collin, as attorney-in-fact for the other shareholders party thereto (previously filed herewith).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2013

MONOMOY CAPITAL PARTNERS, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY EXECUTIVE CO-INVESTMENT FUND, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY CAPITAL PARTNERS II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MCP SUPPLEMENTAL FUND II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY GENERAL PARTNER II, L.P.

By:	/s/ Andrea Cipriani, under power of attorney

MONOMOY ULTIMATE GP, LLC

By:	/s/ Andrea Cipriani, under power of attorney